Exhibit 99.2

TOP Financial Group Limited

Condensed Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	As of
	September 30, 2025	March 31, 2025
	(unaudited)
Assets
Cash and cash equivalents	$14,785,446	$12,227,380
Restricted cash	8,787,029	2,947,556
Receivables from broker-dealers and clearing organizations	20,657,212	12,023,559
Receivables from customers	756,824	496,823
Loans receivable, net	8,657,193	12,306,331
Loan receivable – a related party	2,621,644	-
Securities owned, at fair value	838,738	531,189
Fixed assets, net	257,823	434,024
Intangible assets, net	64,260	64,268
Goodwill	26,187	-
Right-of-use assets	215,164	269,664
Long-term investments	4,323,035	3,647,784
Deposit for long-term investment	-	500,000
Available-for-sale investments	986,289	968,398
Other assets	1,091,492	382,782
Total assets	$64,068,336	$46,799,758

Liabilities and shareholders’ equity
Payable to customers	$28,360,804	$10,097,213
Payable to customers – a related party	70,535	880,336
Income tax payable	67,766	67,775
Accrued expenses and other liabilities	392,725	598,264
Lease liabilities	222,772	270,866
Total liabilities	29,114,602	11,914,454

Commitments and contingencies

Shareholders’ Equity

Class A Ordinary shares (par value $0.001 per share, 900,000,000 shares and 900,000,000 shares authorized; 37,068,205 and 37,044,475 shares issued and outstanding at September 30, 2025 and March 31, 2025, respectively)	37,070	37,046
Class B Ordinary shares (par value $0.001 per share, 100,000,000 shares and 100,000,000 shares authorized; nil and nil shares issued and outstanding at September 30, 2025 and March 31, 2025, respectively)	-	-
Additional paid-in capital	28,991,321	28,976,144
Retained earnings	5,935,005	5,744,465
Accumulated other comprehensive (loss) income	(9,662)	127,649
Total shareholders’ equity	34,953,734	34,885,304

Total liabilities and shareholders’ equity	$64,068,336	$46,799,758

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TOP Financial Group Limited

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended September 30,
	2025	2024
Revenues
Futures brokerage commissions	$1,269,043	$968,213
Trading solution service revenues	260,000	429,215
Trading gains from over-the-counter (“OTC”) derivatives business	-	145,579
Interest income from loan business	474,719	313,868
Other service revenues	146,079	38,534
Trading gains (losses)	510,903	(631,570)
Interest income and other	208,191	579,266
Total revenues	2,868,935	1,843,105

Expenses
Commission expenses	900,367	642,733
Compensation and benefits	1,057,496	865,590
Communications and technology	238,399	349,507
Occupancy	73,289	63,628
Travel and business development	12,682	38,497
Professional fees	101,328	212,733
Other administrative expenses	294,834	120,838
Total expenses	2,678,395	2,293,526

Income (loss) before income taxes	190,540	(450,421)
Income tax expenses	-	-
Net income (loss)	190,540	(450,421)

Other comprehensive loss
Foreign currency translation adjustment	(137,311)	(193,915)
Total comprehensive income (loss)	$53,229	$(644,336)

Earnings (loss) per share:
Basic and diluted	$0.01	$(0.01)

Weighted average number of ordinary shares outstanding:
Basic and diluted	37,061,964	37,023,752

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TOP Financial Group Limited

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollar, except for the number of shares)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in	Retained	Accumulated Other Comprehensive Income
	Shares	Amount	Shares	Amount	Capital	Earnings	(Loss)	Total
Balance as of March 31, 2024	37,015,807	$37,017	-	$-	$28,903,950	$11,713,813	$(123,875)	$40,530,905
Share-based compensation	11,334	11	-	-	29,933	-	-	29,944
Net loss	-	-	-	-	-	(450,421)	-	(450,421)
Foreign currency translation adjustment	-	-	-	-	-	-	(193,915)	(193,915)
Balance as of September 30, 2024	37,027,141	$37,028	-	$-	$28,933,883	$11,263,392	$(317,790)	$39,916,513

Balance as of March 31, 2025	37,044,475	$37,046	-	$-	$28,976,144	$5,744,465	$127,649	$34,885,304
Share-based compensation	23,730	24	-	-	15,177	-	-	15,201
Net income	-	-	-	-	-	190,540	-	190,540
Foreign currency translation adjustment	-	-	-	-	-		(137,311)	(137,311)
Balance as of September 30, 2025	37,068,205	$37,070	-	$-	$28,991,321	$5,935,005	$(9,662)	$34,953,734

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TOP Financial Group Limited

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. dollar)

	For the Six Months Ended September 30,
	2025	2024
Net cash provided by (used in) operating activities	$7,291,169	$(8,161,492)

Cash flows from investing activities:
Purchases of fixed assets	(704)	-
Proceeds from sales of property	140,000	-
Purchases of securities owned	(256,420)	-
Purchase of long-term investment in equity investees	(100,000)	(1,500,000)
Acquisition of a subsidiary	(64,105)	-
Cash collected from acquisition of a subsidiary	475	-
Loans made to third parties	(55,912)	-
Loans made to a related party	(2,500,000)	-
Collection of loans from customers	6,337,308	-
Originated loans disbursements to customers	(2,300,000)	(7,048,758)
Net cash provided by (used in) investing activities	1,200,642	(8,548,758)

Effect of exchange rates on cash, cash equivalents and restricted cash	(94,272)	(325,374)

Net increase (decrease) in cash, cash equivalents and restricted cash	8,397,539	(17,035,624)
Cash, cash equivalents and restricted cash, beginning of period	15,174,936	38,697,093
Cash, cash equivalents and restricted cash, end of period	$23,572,475	$21,661,469
Non-cash operating, investing and financing activities
Right of use assets obtained in exchange for operating lease obligations	$-	$244,106

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for taxes, net of refunds	$-	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six months ended September 30, 2025 and 2024

1. Organization and Description of Business

TOP Financial Group Limited (formerly “Zhong Yang Financial Group Limited” and “ZYFGL”) (“TFGL”) is a company incorporated in Cayman Islands with limited liability on August 1, 2019. TFGL is a parent holding company with no operations. Effective on July 13, 2022, the Company changed its name from “Zhong Yang Financial Group Limited” to “TOP Financial Group Limited” (“Name Change”).

TFGL has two wholly-owned subsidiaries, ZYSL (BVI) Limited (“ZYSL (BVI)”) and ZYCL (BVI) Limited (“ZYCL (BVI)”), both which are investment holding entities formed under the laws and regulations of the British Virgin Islands on August 29, 2019.

Zhong Yang Securities Limited (“ZYSL”), a wholly-owned subsidiary of ZYSL (BVI), was established in accordance with laws and regulations of Hong Kong on April 22, 2015 with a registered capital of HKD 41,400,000 (approximately $5.3 million). ZYSL is a limited liability corporation licensed with the Hong Kong Securities and Futures Commission (“HKSFC”) to carry out regulated activities including Type 1 Dealing in Securities and Type 2 Dealing in Futures Contracts.

Zhong Yang Capital Limited (“ZYCL”), a wholly-owned subsidiary of ZYCL (BVI), was established in accordance with laws and regulations of Hong Kong on September 29, 2016 with a registered capital of HKD 5,000,000 (approximately $0.6 million). ZYCL is a limited liability corporation licensed with the HKSFC to carry out regulated activities Type 4 Advising on Securities, Type 5 Advising on Futures Contracts and Type 9 Asset Management.

Eight subsidiaries, ZYAL (BVI) Limited (“ZYAL (BVI)”), ZYTL (BVI) Limited (“ZYTL (BVI)”), ZYNL (BVI) Limited (“ZYNL (BVI)”), WIN100 Tech Limited (“WIN100 TECH”), ZYPL (BVI) Limited (“ZYPL (BVI)”), ZYXL (BVI) Limited (“ZYXL (BVI)”), ZYIL (BVI) Limited (“ZYIL (BVI)”) and ZYFL (BVI) Limited (“ZYFL (BVI)”) were incorporated under the laws of the British Virgin Islands on January 7, 2021, January 12, 2021, January 20, 2021, May 14, 2021, July 14, 2022, July 14, 2022, November 11, 2022, and November 11, 2022, respectively. These subsidiaries are dormant as of the date of this report, except for WIN100 TECH, which provides trading solutions for clients trading on the world’s major derivatives and stock exchanges.

On November 28, 2022, ZYPL (BVI) established Top Financial Pte. Ltd. (“Top Fin”) in accordance with laws and regulations of Republic of Singapore. On the same date, ZYXL (BVI) set up Top Asset Management Pte. Ltd. (“Top AM”) in accordance with laws and regulations of Republic of Singapore. On February 24, 2023, ZYFL established Winrich Finance Limited in accordance with laws and regulations of Hong Kong. On February 9, 2023, the Company, through ZYIL (BVI), purchased 100% equity interest in Win100 Wealth Limited (“Win100 Wealth”) from an entity controlled by the controlling shareholder of the Company. The acquisition of Win100 Wealth was considered to be a business combination under common control. As of the acquisition date, Win100 Wealth had no operating activities and there were no assets or liabilities balance, income or expense, or cash flows in the financial statement of Win100 Wealth. Therefore, there was no financial impact resulting from the acquisition of Win100 Wealth. On March 19, 2024, ZYIL (BVI) established Win100 Management Limited (“Win100 Management”) in accordance with laws and regulations of BVI. On September 23, 2024, ZYIL (BVI) established TOP Solar Fund SPC (“Top Solar”) in accordance with laws and regulations of Cayman Islands.

On April 12, 2023, the Company, through ZYAL, closed an acquisition of 100% equity interest in TOP 500 SEC PTY LTD (“Top 500”) from the sole shareholder of Top 500 (the “Seller of Top 500”) for cash consideration of $700,000. The Seller of Top 500 is a company controlled by Junli Yang, the controlling shareholder of the Company. On closing of acquisition, Top 500 did not meet definition of a business as it had no process or output. The acquisition of Top 500 was considered to be an acquisition of net assets under common control. On the acquisition date, Top 500 recorded minimal net assets deficits of $5,200. The Company recorded a reduction of additional paid-in capital of $705,200 in the acquisition.

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six months ended September 30, 2025 and 2024

1. Organization and Description of Business (Continued)

On July 24, 2025, the Company, through ZYNL, closed an acquisition of 100% equity interest in Zhong Yang Financial Services Limited (“ZYFSL”) from the sole shareholder of ZYFSL (the “Seller of ZYFSL”) for cash consideration of HK$500,000 (approximately $64,100). The Seller of ZYFSL is a company incorporated under the laws of Hong Kong, of which Mr. HuaixiYang and Ms. Yung Yung Lo hold 71.50% and 8.30% equity interest, respectively. The transaction was accounted for as a business combination.

TFGL together with its subsidiaries (collectively, the “Company”) are primarily engaged in providing futures brokerage and other financial services in Hong Kong through a trading platform to its customers. The Company generates brokerage commission income by enabling its customer to trade on multiple exchanges around the world.

On October 4, 2024, the Board of the Company approved the reclassification and redesignation of ordinary shares, and adoption of dual-class share capital structure. The details are as follows:

(i)	reclassify all ordinary shares of the Company issued and outstanding into class A ordinary shares of the Company with a par value of US$0.001 each (the “Class A Ordinary Shares”) with one (1) vote per share and with other rights attached to such shares as set forth in the second amended and restated memorandum and articles of association of the Company (the “M&A”) on a one for one basis;

(ii)	redesignate 10,000,000 authorized but unissued ordinary shares of the Company into 10,000,000 class B ordinary shares of the Company with a par value of US$0.001 each (the “Class B Ordinary Shares”) with fifty (50) votes per share and with other rights attached to it in the M&A on a one for one basis; and

(iii)	redesignate the remaining authorized but unissued ordinary shares of the Company into Class A Ordinary Shares on a one for one basis.

On June 24, 2025, the Board of the Company approved the re-designation of 90,000,000 authorized but unissued Class A Ordinary Shares of a par value of US$0.001 each into 90,000,000 authorized but unissued Class B Ordinary Shares of a par value of US$0.001 each and as a consequence of the Share Redesignation, to change the composition of the Company’s authorized share capital from 1,000,000,000 shares, comprising 990,000,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares to 1,000,000,000 shares, comprising 900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares.

Reorganization

Reorganization of the legal structure of the Company (“Reorganization”) was completed on March 26, 2020 by carrying out a sequence of contemplated transactions, where the Company became the holding company of all entities discussed above. Previous to the reorganization, both ZYSL and ZYCL were held by Zhong Yang Holdings Company (the “Predecessor Parent Company”), a company incorporated in Hong Kong with limited liability on April 21, 2015. The Predecessor Parent Company was owned 55.5% by Ms. Yang Junli, 20.2% by Ms. Ji An, 10% by Mr. Chen Tseng Yuan, 8.3% by Ms. Lo Yung Yung, 4% by Ms. Chen Hong, and 2% by Mr. Li Jian. The first step of the Reorganization was incorporating TFGL, which had then incorporated ZYSL (BVI) and ZYCL (BVI) on August 29, 2019. With the approval obtained from HKSFC, the ownership interests in ZYSL and ZYCL were transferred from the Predecessor Parent Company to ZYSL (BVI) and ZYCL (BVI), respectively on March 26, 2020.

Before and after the Reorganization, the Company, together with its wholly-owned subsidiaries, are ultimately and effectively controlled by the same shareholders. Hence, the Reorganization is considered to be under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements.

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six months ended September 30, 2025 and 2024

2. Summary of Significant Accounting Policies

Basis of presentation and principle of consolidation

The interim unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The unaudited condensed consolidated balance sheet as of September 30, 2025   and the unaudited condensed consolidated statements of operations and comprehensive (loss) income for the six months ended September 30, 2025 and 2024   have been prepared pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with U.S. GAAP, have been omitted pursuant to those rules and regulations. The unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and the notes thereto, included in the Form 20-F for the fiscal year ended March 31, 2025, which was filed with the SEC on August 13, 2025.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended March 31, 2025. The results of operations for the six months ended September 30, 2025 and 2024 are not necessarily indicative of the results for the full years.

The unaudited condensed consolidated financial statements include the financial statements of the parent company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U. S. (“U.S. GAAP”) requires the use of estimates and assumptions that affect both the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Receivables from broker-dealers and clearing organizations

Receivables arise from the business of dealing in futures or investment securities. Broker-dealers will require balances to be placed with them in order to cover the positions taken by its customers. Clearing organization receivables typically represent proceeds receivable on trades that have yet to settle and are usually collected within two days. The balance of receivables from broker-dealers and clearing organizations represents such receivables related to the Company’s customer trading activities and proprietary trading activities.

As of September 30, 2025 and March 31, 2025, receivables from broker-dealers and clearing organizations consisted of the following:

	As of
	September 30, 2025	March 31, 2025
Receivables from broker-dealers and clearing organizations for futures customer accounts	$18,787,261	$9,010,040
Receivables from broker-dealers and clearing organizations for securities customer accounts	1,697,398	251,759
Receivables from broker-dealers and clearing organizations for securities proprietary trading	172,553	2,761,760
	$20,657,212	$12,023,559

Receivables from customers

Receivables from customers include the trading solution services fees and other amounts due from customers once the transactions have been executed and completed. Receivables from customers are recorded net of allowance for expected credit losses. Revenues earned from the futures brokerage service are included in futures brokerage commission, and revenues earned from trading solution services are included in trading solution services income. The amounts receivable from customers that are determined by management to be uncollectible are recorded as expected credit losses in the unaudited condensed consolidated statements of operations. For the six months ended September 30, 2025 and 2024, the Company did not provide allowance for expected credit losses against receivables from customers.

As of September 30, 2025 and March 31, 2025, the Company had allowance for expected credit losses against receivables from customers of $2,590,291 and $2,590,291, respectively.

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six months ended September 30, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

a)	Revenue from Contracts with Customers

ASC 606, Revenue from Contracts with Customers (“ASC 606”) establishes principles for reporting information about the nature, amount, timing and uncertainty of revenues and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when the Company satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company identified each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms. The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year, which needs to be recognized as assets.

Futures brokerage commissions

The Company earns fees and commissions from futures brokerage services based on a fixed rate for each transaction, all of which are under the consolidated accounts where the customer information is not disclosed to the third-party brokers. When a customer executes a futures transaction through the Company’s platform, futures brokerage commission is recognized upon the completion of this transaction. Only a single performance obligation is identified for each futures trading transaction, and the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing of brokerage services is agreed upon and the promised services are delivered to customers. All of the Company’s revenues from contracts with customers are recognized at a point in time. The futures brokerage service cannot be cancelled once it has been executed and is not refundable, so returns and allowances are not applicable. Commissions are charged for each customer trade order executed and cleared by the third-party brokers. The Company recognizes revenue on a gross basis as the Company is determined to be the primary obligor in fulfilling the trade order initiated by the customer. The Company may offer volume rebate as a trading incentive to certain customers. The Company will review the customer’s transaction volume monthly and provide volume rebates on the commission charged to specific customers with large volume transactions. The volume rebate offered to such customers is accounted for as a variable consideration and determined based on the most-likely amount method, which is recognized as a reduction of revenues. For the six months ended September 30, 2025 and 2024, the Company did not offer volume rebates, as no customer achieved the transaction volume threshold required for eligibility.

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six months ended September 30, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition (continued)

a)	Revenue from Contracts with Customers (continued)

Trading solution services fees

The Company provides trading solution services to customers (e.g. individuals, proprietary trading companies or brokerage companies) for their trading on derivatives, equity, CFD and other financial products, through both internally and externally developed proprietary investment management software. The Company’s trading solution provides a variety of functions suitable for front-end transaction executions to back-office settlement operations. The Company implements the initial installation of such software for each customer and provides hosting services for a period of time, generally two years, as agreed in the contracts. The initial installation is considered as a set-up activity, rather than a promised service to customers, which provides no incremental benefit to customers beyond permitting the access and use of the hosted application. The Company identifies a single performance obligation from its contracts with customers. The Company charges each customer a fixed amount of initial installation fee and the monthly service fee based on a fixed rate for each transaction executed on the platform with a minimum monthly fee required. The Company recognizes the trading solution services as satisfied over time.

Other service revenues

The Company also provides other financial services, including securities brokerage and currency exchange services, and earns securities brokerage commissions and other revenues, which are recognized when the service is rendered according to the relevant contracts. The Company may offer volume rebate as a trading incentive to certain customers. The Company will review the customer’s transaction volume monthly and provide volume rebates on the securities brokerage charged to customers. The volume rebate offered to customers is accounted for as a variable consideration and determined based on the most-likely amount method, which is recognized as a reduction of revenues.

For the six months ended September 30, 2025 and 2024, other revenues accounted for 5.1% and 2.1%, respectively, of total revenues from contracts with customers.

Sources of revenue

The Company has one revenue generating reportable geographic segment under ASC Topic 280 “Segment Reporting” and derives its revenues primarily from its futures brokerage service. The following table presents revenues from contracts with customers, in accordance with ASC Topic 606, by major source:

	For the Six Months Ended September 30,
	2025	2024
Futures brokerage commissions
Commission on futures broking earned from Hong Kong Exchange	$121,426	$109,127
Commission on futures broking from overseas Exchanges	1,147,617	859,086
	1,269,043	968,213
Trading solution service revenues	260,000	429,215
Other service revenues	146,079	38,534
	$1,675,122	$1,435,962

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six months ended September 30, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition (continued)

b)	Trading gains, interest income and other

Trading gains and losses, interest income from loan business and other interest income fall within the scope of ASC Topic 825, Financial Instruments, which is excluded from the scope of ASC Topic 606. Trading gains and losses mainly consist of realized and unrealized gains and losses from the (1) investment in OTC derivative business, (2) US common stocks, which are included in Securities owned, at fair value, and (3) foreign exchange forward purchased on the investment accounts in JP Morgan. Regarding the investment in OTC derivative business, the Company subscribed for 50% of the structured note portfolio. According to the agreements among the Company and other holders of structured notes, company gains and losses mainly from (i) in the event the portfolio makes gains and declares distribution of dividends from the portfolio, the Company is entitled to 20% of dividends, (ii) in the event the portfolio suffers losses, the other 50% holders of structured notes shall bear the losses until the net assets of the portfolio reached 55% of total subscription amount, and (iii) in the event the net assets of portfolio is below 55% of subscription amount, the portfolio is terminated.

The Company launched the loan business in 2024. For the six months ended September 30, 2025 and 2024, the Company provided the loan business to third party customers. The business was approved by Hong Kong Licensing Court under the Money Lenders Ordinance. The Company disbursed loans to customers for a fixed period and charged interests from the customers. The principal and interest are repayable upon the maturity of the loans. Interest and other income primarily consist of interest earned on bank deposits.

Translation of foreign currencies

The functional currency is the U.S. dollar for the Company’s Cayman Islands operations, Hong Kong dollar for Hong Kong subsidiaries’ operations, Australian dollar for the Australian subsidiary’s operation and Singapore dollar for Singapore subsidiaries’ operations. The Company’s reporting currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income. The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	As of
	September 30, 2025	March 31, 2025
HKD exchange rate for balance sheet items, except for equity accounts	7.7809	7.7799
AUD exchange rate for balance sheet items, except for equity accounts	1.5119	1.6036
SGD exchange rate for balance sheet items, except for equity accounts	1.2903	1.3445

	For the Six Months Ended September 30,
	2025	2024
HKD exchange rate for items in the statements of income and comprehensive income, and statements of cash flows	7.8119	7.8084
AUD exchange rate for items in the statements of income and comprehensive income, and statements of cash flows	1.5442	1.5051
SGD exchange rate for items in the statements of income and comprehensive income, and statements of cash flows	1.2921	1.3362

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six months ended September 30, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets included (i) money market funds which were included in cash and cash equivalents, (ii) US treasury notes which were recorded in the account of available-for-sale investment and (iii) securities owned, at fair value.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments. As of September 30, 2025 and for the six months ended September 30, 2025, foreign currency forward contracts were categorized in Level 2 of the fair value hierarchy.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value. Warrants were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy (Note 11).

As of September 30, 2025 and March 31, 2025, financial instruments of the Company comprised primarily current assets and current liabilities including cash and cash equivalents, restricted cash, loans receivable due from both third parties and related parties, receivables from customers, receivables from broker-dealers and clearing organizations, securities owned, at fair value, payables to customers and payables to holders of structured notes. The carrying amount of cash and cash equivalents, restricted cash, loans receivable due from both third parties and related parties, receivables from customers, receivables from broker-dealers and clearing organizations, payables to customers and payables to holders of structured notes approximate their fair values because of the short-term nature of these instruments. Securities owned, at fair value as of September 30, 2025 and March 31, 2025, mainly consist of common stock investments and are based upon quoted market price.

The fair value of foreign currency forward contracts is determined using valuation models commonly used by market participants and is based on observable forward foreign exchange rates and interest rate yield curves.

Concentration

For the six months ended September 30, 2025, two customers accounted for approximately 17% and 14% of the total revenue, respectively. For the six months ended September 30, 2024, one customer accounted for approximately 35% of total revenue.

For the six months ended September 30, 2025, two brokers accounted for 91% and 7% of the total commission expenses, respectively. For the six months ended September 30, 2024, two brokers accounted for approximately 81% and 16% of the total commission expenses.

As of September 30, 2025, the payable balance due to two customers accounted for approximately 49% and 26% of the total balance of payable to customers, respectively. As of March 31, 2025, the payable balance due to 3 customers accounted for approximately 37%, 27% and 17% of the total balance of payable to customers, respectively.

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six months ended September 30, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted the ASU 2024-02 on April 1, 2025 and assessed that the adoption had no material impact on the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company adopted the ASU 2023-09 on April 1, 2025 and assessed that the adoption had no material impact on the consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of operations and comprehensive income (loss) and consolidated statements of cash flows.

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six months ended September 30, 2025 and 2024

3. Receivables from customers

As of September 30, 2025 and March 31, 2025, receivables from customers consisted of the following:

	As of
	September 30, 2025	March 31, 2025
Receivable due from trading solution services	$3,347,115	$3,087,114
Less: allowance for expected credit loss on receivables from customers	(2,590,291)	(2,590,291)
	$756,824	$496,823

As of September 30, 2025 and March 31, 2025, the Company assessed the collection from the customers and recorded allowance for expected loss of $2,590,291 and $2,590,291 against receivables from customers, respectively.

4. Loans receivable

As of September 30, 2025 and March 31, 2025, loans receivable consisted of the following:

	As of
	September 30, 2025	March 31, 2025
Receivable due from customers holding US stocks or HK stocks (i)	$666,387	$610,296
Less: allowance for expected credit loss on receivable due from customers holding US stocks or HK stocks	(261,342)	(261,342)
	405,045	348,954
Loans receivable (ii)	8,252,148	11,957,377
	$8,657,193	$12,306,331

(i)	The balance due from customers holding US stocks or HK stocks represented the purchase price of stock exceeding the deposits paid by customers which traded these US stocks or HK stocks through the Company’s platform. The US stocks and HK stocks were under custodian of the Company, and the customers shall fully pay the balance to the Company before they sold these stocks. For the six months ended September 30, 2025 and 2024, the Company provided expected credit loss of $nil and $11,322 against the receivables due from these customers so as the outstanding balance approximated the fair value of the stocks.

(ii)	In the year ended six months ended September 30, 2024, the Company launched loan business, which was approved by Hong Kong Licensing Court under the Money Lenders Ordinance. The Company disbursed loans to customers for a fixed period and charged interests from the customers. The principal and interest are repayable upon the maturity of the loans. For the six months ended September 30, 2025 and 2024, the Company recognized interest income of $474,719 and $313,868 from the loan business. As of September 30, 2025, the loans receivables were comprised of principal of $7,629,932 and interest of $622,216, respectively. As of March 31, 2025, the loans receivables were comprised of principal of $11,277,359 and interest of $680,018, respectively.

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six months ended September 30, 2025 and 2024

5. Fixed assets, Net

As of September 30, 2025 and March 31, 2025, fixed assets consisted of the following:

	As of
	September 30, 2025	March 31, 2025
Investment properties	$255,795	$414,943
Computer and electronic equipment	62,787	49,958
Software	3,077	86,372
Less: accumulated depreciation	(63,836)	(117,249)
	$257,823	$434,024

Depreciation expense was $8,140 and $17,024 for the six months ended September 30, 2025 and 2024, respectively.

6. Employee Benefits

All salaried employees of the Company in Hong Kong are enrolled in a Mandatory Provident Fund Scheme (“MPF scheme”) scheme under the Hong Kong Mandatory Provident Fund Schemes Ordinance, within two months of employment. The MPF scheme is a defined contribution retirement plan administered by an independent trustee. The Company makes regular contributions of 5% of the employee’s relevant income to the MPF scheme, subject to a maximum of $192 per month. Contributions to the plan vest immediately. The Company recorded MPF expense of $11,167 and $10,117 for the six months ended September 30, 2025 and 2024, respectively.

7. Fair Value

The following table presents information about the Company’s assets by major category measured at fair value on a recurring basis as of September 30, 2025 and March 31, 2025, and indicates the fair value hierarchy of the valuation technique utilized by the Company to determine such fair value. Assets measured at fair value on a recurring basis as of September 30, 2025 and March 31, 2025:

	As of September 30, 2025
	Carrying	Fair Value
	Value	Level 1	Level 2	Level 3	Total
Assets:
Securities owned, equities at fair value	$904,464	$904,464	$-	$-	$904,464
Securities owned, foreign currency forward contracts	(65,726)	-	(65,726)	-	(65,726)
US Treasury notes	986,289	986,289	-	-	986,289
Total assets at fair value	$1,825,027	$1,890,753	$(65,726)	$-	$1,825,027

	As of March 31, 2025
	Carrying	Fair Value
	Value	Level 1	Level 2	Level 3	Total
Assets:
Securities owned, at fair value	$531,189	$531,189	$-	$-	$531,189
Foreign currency forward contracts	(50,669)	-	(50,669)	-	(50,669)
US Treasury notes	968,398	968,398	-	-	968,398
Total assets at fair value	$1,448,918	$1,499,587	$(50,669)	$-	$1,448,918

There was no transfer between any levels during the six months ended September 30, 2025 and 2024.

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six months ended September 30, 2025 and 2024

8. Operating lease

As of September 30, 2025, the Company had two non-cancelable office operating lease agreements with third-party lessors, with lease terms ranging between two years and three years. The lease agreements mature from October 2026 through September 2027.  The Company considers the renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of its incremental borrowing rate. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	As of
	September 30, 2025	March 31, 2025
Rights of use lease assets	$215,164	$269,664

Operating lease liabilities	$222,772	$270,866

The weighted average remaining lease terms and discount rates for the above operating lease were as follows as of September 30, 2025 and March 31, 2025:

	As of
	September 30, 2025	March 31, 2025
Remaining lease term and discount rate
Weighted average remaining lease term (years)	1.74	2.24
Weighted average discount rate	5%	5%

During the six months ended September 30, 2025 and 2024, the Company incurred total operating lease expense of $66,365 and $61,185, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of September 30, 2025:

Six months ending March 31, 2026	$84,530
Twelve months ending March 31, 2027	114,299
Twelve months ending March 31, 2028	32,970
Less: imputed interest	(9,028)
Present value of lease liabilities	$222,772

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six months ended September 30, 2025 and 2024

9. Long-term investments

As of September 30, 2025 and March 31, 2025, long-term investments was comprised of the following:

	As of
	September 30, 2025	March 31, 2025
Investment in an equity method investee (a)	$75,251	$-
Investment in cost-method investees (b)	4,247,784	3,647,784
	$4,323,035	$3,647,784

(a)	During the six months ended September 30, 2025, the Company acquired 20% equity interest in one equity method investee, over which the Company exercised significant influence. The Company used equity method to measure the investment. For the six months ended September 30, 2025, the equity investee has not commenced its operations, therefore the Company did not record share of equity loss. The Company assessed indicators reflecting an other-than-temporary decline in fair value below the carrying value and did not provide impairment against the investment in the equity investee.

(b)	In April 2025, the Company closed an additional investment of $600,000 in one existing cost-method investee with intension to increase its equity interest in the investee. The Company made investment in two installments of $500,000 and $100,000 in August 2024 and April 2025, respectively. As of March 31, 2025, the Company recorded the first installment of $500,000 in the account of “Deposit for long-term investment” on the unaudited condensed consolidated balance sheet. Upon the closing of the investment in April 2025, the Company classified the investment of aggregating $600,000 in the account of “Long-term investments”.

The Company accounted for the investment in these privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuers. These privately held companies just commenced their operations in the year of 2024, and incurred minimal losses through September 30, 2025. For the six months ended September 30, 2025 and 2024, the Company did not record upward adjustments or downward adjustments on the investment. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. As of September 30, 2025 and March 31, 2025, the Company did not recognize impairment against the investment security.

(c)	On June 24, 2022, the Company entered into a partnership agreement to invest $256,420 (HKD 2,000,000), for 20% partnership interest in the limited partnership. The funds raised by the limited partnership are invested in biological entities. During the year ended March 31, 2025, the limited partnership make investment in an investee which incurred significant loss for the year of 2025 and presented accumulated loss as of March 31, 2025. The Company assessed that the decline in fair value of long-term investment to be other-than-temporary. As of September 30, 2025 and March 31, 2025, the Company provided full impairment against the investment.

10. Share-based compensation

Effective on May 31, 2022, the Company employed three non-executive directors. As part of compensation expenses, the Company agreed to issue ordinary shares to the three directors. On quarterly basis, each director would receive ordinary shares with a fair value of $5,000, and the number of ordinary shares is determined by the closing market price on issuance dates.

For the six months ended September 30, 2025 and 2024, the Company issued an aggregation of 23,730 and 11,334 ordinary shares, respectively, to the three directors, and recognized share-based compensation expenses of $15,201 and $29,944  in the account of “compensation and benefits” in the unaudited condensed consolidated statements of operations and comprehensive income (loss).

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six months ended September 30, 2025 and 2024

11. Equity

Ordinary shares

The Company’s authorized share capital is 50,000,000 ordinary shares, par value $0.001 per share. On August 1, 2019, the Company issued 50,000,000 ordinary shares, which issuance was considered as being part of the reorganization of the Company.

On June 24, 2025, the Board of the Company approved re-designate 90,000,000 authorized but unissued Class A Ordinary Shares of a par value of US$0.001 each into 90,000,000 authorized but unissued Class B Ordinary Shares of a par value of US$0.001 each, and as a consequence of the Share Redesignation, to change the composition of the Company’s authorized share capital from 1,000,000,000 shares, comprising 990,000,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares to 1,000,000,000 shares, comprising 900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares.

For the six months ended September 30, 2025 and 2024, the Company issued an aggregation of 23,730 and 11,334 ordinary shares, respectively, to three non-executive directors as part of their compensation. See Note 10 for details.

As of September 30, 2025 and March 31, 2025, the Company had 37,068,205 and 37,044,475 Class A Ordinary Shares issued and outstanding, respectively. As of September 30, 2025 and March 31, 2025, the Company had no outstanding Class B Ordinary Shares issued and outstanding.

12. Income Taxes

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the six months ended September 30, 2025 and 2024, the Company had no unrecognized tax benefits. Due to uncertainties surrounding future utilization, the Company estimates there will not be sufficient future income to realize the deferred tax assets arising from net operating losses for the Company’s subsidiaries. The Company maintains a full valuation allowance on its net deferred tax assets arising from net operating losses as of September 30, 2025 and March 31, 2025.

The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

For the six months ended September 30, 2025 and 2024, the Company did not record any income tax expenses.

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six months ended September 30, 2025 and 2024

13. Related Party Transaction and Balance

a. Nature of relationships with related parties

Name	Relationship with the Company
Mr. Huaixi Yang	Immediate family member of Ms. Junli Yang, the Chairwoman of the Board.
Ms. Yung Yung Lo	Chief Financial Officer of the Company
LCM Holdings, Inc. (“LCM”)	Owning 9.8% equity interest in LCM

b. Related parties transactions

	Nature	For the Six Months Ended September 30,
	Nature	2025	2024
Mr. Huaixi Yang	Gross commission income	$8,197	$-
Mr. Huaixi Yang	Handling income	$39	$-
Mr. Huaixi Yang	Interest income	$25,222	$-

In connection with the Company’s loan business, the Company disbursed loans to LCM for a fixed period and charged interests from the customers. The principal and interest are repayable upon the maturity of the loans. For the six months ended September 30, 2025 and 2024, the Company recognized interest income of $121,644 and $nil from the loan business with LCM, respectively.

On July 24, 2025, the Company, through ZYNL, closed an acquisition of 100% equity interest in ZYFSL for cash consideration of HK$500,000 (approximately $64,100). The Seller of ZYFSL is a company incorporated under the laws of Hong Kong, of which Mr. Huaixi Yang and Ms. Yung Yung Lo hold 71.50% and 8.30% equity interest, respectively.

c. Balance with related parties

		As of
	Nature	September 30, 2025	March 31, 2025

LCM (a)	Loans receivable – a related party	$2,621,644	$-
Mr. Huaixi Yang	Payable due to customers – a related party	$70,535	$880,336

(a)	As of September 30, 2025, the loans receivables were comprised of principal of $2,500,000 and interest of $121,644, respectively.

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six months ended September 30, 2025 and 2024

14. Regulatory Requirements

The following table illustrates the minimum regulatory capital as established by the Hong Kong Securities and Futures Commission that the Company’s subsidiaries were required to maintain as of September 30, 2025 and March 31, 2025, and the actual amounts of capital that were maintained.

Capital requirements as of September 30, 2025

	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
Zhong Yang Securities Limited	$385,560	$10,527,257	$10,141,697	2630%
Zhong Yang Capital Limited	385,560	696,449	$310,889	81%
Total	$771,120	$11,223,706	$10,452,586	1356%

Capital requirements as of March 31, 2025

	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
Zhong Yang Securities Limited	$385,609	$7,319,000	$6,933,391	1898%
Zhong Yang Capital Limited	385,609	684,500	$298,891	178%
Total	$771,218	$8,003,500	$7,232,282	1038%

15. Subsequent Events

The Company evaluated subsequent events through the date of issuance of the unaudited condensed consolidated financial statements, and determined that, there are no additional material subsequent events to disclose in these unaudited condensed consolidated financial statements.